UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.  20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s A$400,000,000
6.25% Notes due 5 March 2020
(to be consolidated, form a single series and be fungible with the A$600,000,000
6.25% Notes due 5 March 2020 issued on 5 March 2010)

Filed pursuant to Rule 3 of Regulation AD
Dated:  April 27, 2010

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$400,000,000 principal amount of 6.25% Notes due 5 March 2020 (to be consolidated, form a single series and be fungible with the A$600,000,000 6.25% Notes due 5 March 2020 issued on 5 March 2010) (the “Notes”) of the Asian Development Bank (the “ADB”) under its Australian Dollar Domestic Medium Term Note Program (the “Program”).
Item 1.                     Description of Obligations
The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB’s A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006 (the “Information Memorandum”), which was previously filed under a report of the ADB dated March 17, 2008, and in the Pricing Supplement relating to the Notes dated 22 April 2010 (the “Pricing Supplement”), which was previously filed under a report of the ADB dated April 22, 2010.  Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 13, 2009, was filed under a report of the ADB dated April 13, 2009.
The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.
Item 2.                     Distribution of Obligations
See the Information Memorandum, page 2 and the Pricing Supplement.

As of 22 April 2010, the ADB entered into a Subscription Agreement, which was previously filed under a report of the ADB dated April 22, 2010, with Commonwealth Bank of Australia, Royal Bank of Canada and The Toronto-Dominion Bank (the “Lead Managers and Dealers”), pursuant to which the ADB has agreed to issue and sell, and the Lead Managers and Dealers have severally agreed to purchase, a principal amount of the Notes aggregating A$400,000,000 for an issue price of 99.104% (plus accrued interest from 5 March 2010 to the settlement date) less management and underwriting fees and selling concessions of 0.216%.  The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale.  It is expected that the delivery of the Notes will be made on or about 27 April 2010.
The Lead Managers and Dealers propose to offer all the Notes to the public at the public offering price of 99.104% (plus accrued interest from 5 March 2010 to the settlement date).
The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name

Commonwealth Bank of Australia	A$133,333,334.00
Royal Bank of Canada	133,333,333.00
The Toronto-Dominion Bank	133,333,333.00
Total	A$400,000,000.00

Item 3.	Distribution Spread

See the Pricing Supplement, page 2 and the Subscription Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB*

Per Unit Total	99.104% A$396,416,000	0.216% A$864,000	98.888% A$395,552,000

________________
*Plus accrued interest of A$3,600,000 for the period from 5 March 2010 to the settlement date.

Item 4.                    Discounts and Commissions to Sub-Underwriters and Dealers
See Item 3.
Item 5.                    Other Expenses of Distribution
Item	Amount

Legal Fees	$16,800*
Listing Fees (Australian Securities Exchange)	$ 5,000*

*           Asterisks indicate that expenses itemized above are estimates.

Item 6.                    Application of Proceeds
See the Information Memorandum, page 5.
Item 7.                    Exhibits
(a)	(i)	Information Memorandum of the ADB’s A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006, previously filed under a report of the ADB dated March 17, 2008.
(ii)	the Note Deed Poll in relation to the Program dated 13 February 2006, previously filed under a report of the ADB dated March 17, 2008.
(iii)
Programme Agreement relating to the issuance of Notes by the ADB under the Program dated as of 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006), previously filed under a report of the ADB dated March 17, 2008.

(b)	Copy of an opinion of counsel as to the legality of the Notes.

(c)	Subscription Agreement dated 22 April 2010, previously filed under a report of the ADB dated April 22, 2010.
(d)	(i)	Information Statement dated April 13, 2009, previously filed under a report of the ADB dated April 13, 2009.
(ii)	Pricing Supplement dated 22 April 2010, previously filed under a report of the ADB dated April 22, 2010.

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